UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.1)*

                                VCG Holding Corp.
                               ------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)

                                    91821K101
                                 --------------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
      Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  456,568

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  456,568

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  456,568

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors II, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  58,316

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  58,316

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  58,316

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Equity Investors (Offshore) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  199,673

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  199,673

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  199,673

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Burlingame Asset Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  714,557

7.       SOLE DISPOSITIVE POWER

                  0

84.      SHARED DISPOSITIVE POWER

                  714,557

95.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  714,557

60.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Blair E. Sanford

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  714,557

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  714,557

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  714,557

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is filed with respect to the shares of the common stock, having $.0001 par value per share (the "Common Stock"), of VCG Holding Corp. ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2007 and amends and supplements the Schedule 13G filed on March 7, 2007 (collectively, the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.

The  names  of  the  persons   filing  this   statement   on  Schedule  13G  are
(collectively, the "Reporting Persons"):

        -        Burlingame Equity Investors, LP ("Onshore Fund").

        -        Burlingame Equity Investors II, LP ("Onshore Fund II").

        -        Burlingame Equity Investors (Offshore) Ltd. ("Offshore Fund").

        -        Burlingame Asset Management, LLC ("BAM").

        -        Blair E. Sanford ("Mr. Sanford").

BAM is the general partner of each of the Onshore Fund and Onshore Fund II, and the investment manager of the Offshore Fund. Mr. Sanford is the managing member of BAM. BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Onshore Fund, Onshore Fund II and the Offshore Fund.

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i) The Onshore Fund beneficially owns 456,568 shares of Common Stock.

         (ii) The Onshore Fund II beneficially owns 58,316 shares of Common
              Stock.

        (iii) The Offshore Fund beneficially owns 199,673 shares of Common
              Stock.

         (iv) BAM, as the general partner of the Onshore Fund and Onshore
              Fund II, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 714,557 shares of Common Stock held by them.

          (v) Mr. Sanford may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BAM.

         (vi) Collectively, the Reporting Persons beneficially own 714,557 shares of Common Stock.

     (b)  Percent of Class:

           (i) The Onshore Fund's beneficial ownership of 456,568 shares of Common Stock represents 2.7% of all of the outstanding shares of Common Stock.

          (ii) The Onshore Fund II's beneficial ownership of 58,316 shares of Common Stock represents 0.3% of all of the outstanding shares of Common Stock.

         (iii) The Offshore Fund's beneficial ownership of 199,673 shares of Common Stock represents 1.2% of all of the outstanding shares of Common Stock.

          (iv) BAM's and Mr. Sanford's beneficial ownership of 714,557 shares of Common Stock represents 4.2% of all of the outstanding shares of Common Stock.

           (v) Collectively, the Reporting Persons' beneficial ownership of 714,557 shares of Common Stock represents 4.2% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote

               Not applicable.

          (ii) Shared power to vote or to direct the vote of shares of Common Stock:

               The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 456,568 shares of Common Stock held by the Onshore Fund.

               The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 58,316 shares of Common Stock held by the Onshore Fund II.

               The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 199,673 shares of Common Stock held by the Offshore Fund.

         (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                           Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

               The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 456,568 shares of Common Stock beneficially held by the Onshore Fund.

               The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 58,316 shares of Common Stock beneficially held by the Onshore Fund II.

               The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 199,673 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 13, 2008

                  BURLINGAME EQUITY INVESTORS, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                     By: /s/ Blair E. Sanford
                        ---------------------------------
                         Blair E. Sanford, Managing Member



                  BURLINGAME EQUITY INVESTORS II, LP
                  By: Burlingame Asset Management, LLC, as General Partner


                     By: /s/ Blair E. Sanford
                        ---------------------------------
                        Blair E. Sanford, Managing Member



                  BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.


                  By: /s/ Blair E. Sanford
                      ---------------------------------
                      Blair E. Sanford,Director



                  BURLINGAME ASSET MANAGEMENT, LLC


                  By: /s/ Blair E. Sanford
                      ---------------------------------
                      Blair E. Sanford, Managing Member




                  /s/ Blair E. Sanford
                  ---------------------------------
                  Blair E. Sanford